FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2006

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated August 2, 2006
2.	Press release dated August 11, 2006
3.	Press release dated August 29, 2006

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	August 31, 2006
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

02 August 2006

uCdragon Certified As The Sixth ARM Approved Training Center In China

Newest ARM ATC offers foundation for high-quality embedded systems design in the Pearl River Delta

SHENZHEN, CHINA AND CAMBRIDGE, UK – Aug 2, 2006 – Shenzhen uCdragon Technology Co., Ltd. [uCdragon], a leading embedded system development company in China, and ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced that uCdragon has been certified as the sixth ARM® Approved Training Center (ATC) in mainland China. UCdragon will provide ARM technology-based development training to Chinese embedded system engineers to help them acquire advanced skills in ARM Powered® system design.

In its four years of operation in China, ARM has become the most widely adopted architecture within the Chinese embedded system community, according to a 2005 survey by EDN China. The pervasiveness of ARM technology-based systems is generating growing demand for experienced engineers. The ARM ATC Program expands the ARM ecosystem by helping Chinese engineers to improve their skills in designing and developing ARM Powered embedded systems, ultimately helping the electronics industry address a critical need for more highly-skilled SoC designers.

“The Pearl River Delta is the center of Chinese electronics manufacturing and more and more companies in this region are selecting the ARM architecture for their embedded system designs and generating strong demand for proficient engineers,” said Jianhua Wu, general manager, uCdragon. “As a certified ARM ATC, uCdragon will be able to leverage our extensive expertise and knowledge obtained from ARM technology-based CPU development to provide ARM training courses to Chinese professionals, especially those in the Pearl River Delta.”

“ARM is committed to establishing a vibrant industry ecosystem in China to help Chinese engineers access advanced ARM technologies, and learn how to use them to create innovative designs,” said Dr. Jun Tan, president, ARM China. “Through the expansion of the ATC Program in China, we will continue to meet the growing industry demand for certified training, and help local developers improve their skills, create higher-quality designs, and significantly reduce design cycles.”

About uCdragon
Founded in October 2003, Shenzhen uCdragon Technology Co., Ltd (uCdragon) is an embedded system solutions provider with wide experience of ARM-based design and development. uCdragon’s comprehensive offering includes ARM development boards, ARM tool kits, ARM system boards and LCD graphic system solutions. More information on uCdragon is available at www.ucdragon.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at www.arm.com.

ENDS

ARM and ARM Powered are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; and ARM Physical IP, Inc.

# # #

Contact Details:
ARM PRESS OFFICE: +44 208 846 0797

Niall O’Malley	Michelle Spencer
Text 100	ARM
44 208 846 +0740	+44 1628 427780
londonarm@text100.co.uk	michelle.spencer@arm.com

Claudia Natalia
ARM
+1 408 548 3172
Claudia.natalia@arm.com

Item 2

11 August 2006

VDC Awards ARM "Best Of Show" For 2006 Design Automation Conference

WHAT: Venture Development Corporation, a market research and strategy firm based in Natick, Mass., honored ARM with the “Best of Show Award DAC SF 2006” for its integrated suite of ESL tools. These included the RealView® System Generator tool, which generates hardware-accurate virtual platforms that software developers can interact with in real time; the RealView SoC Designer tool that is used for architectural system optimization and validation; and the AMBA® Designer tool, which provides an environment for rapidly selecting, optimizing and delivering implementation-ready RTL based on the comprehensive PrimeCell® IP portfolio.

WHEN: Announced in the July 2006 Embedded Systems Bulletin of Venture Development Corporation.

WHY: In granting the award, VDC said, “ESL-focused companies should be pleased to see a company like ARM continuing in its efforts to bring improved system-level design tools to customers. With the popularity of the ARM® architecture, the company has substantial influence in the industry and VDC believes that by streamlining its tools chain and making these tools available to a greater number of system developers, ARM is helping to substantially promote the concept of ESL-based design. ARM’s recent endeavors should be seen as an encouraging sign for proponents of ESL tools.”

For more information about Venture Development Corporation, visit www.vdc-corp.com.

WHO: ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at www.arm.com.

ENDS

ARM, AMBA, PrimeCell and RealView are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Nandita Geerdink	Claudia Natalia	Michelle Spencer
Text 100	ARM	ARM
+1 415 593 8457	+1 408 548 3172	+44 1628 427780
naarm@text100.com	claudia.natalia@arm.com	michelle.spencer@arm.com

Item 3

29 August 2006

Silan Licences ARM926EJ-S Processor For High-End Portable Entertainment Devices

Rapidly growing IC design company in China selects widely supported ARM architecture for advanced SoC solutions

HANGZHOU, CHINA AND CAMBRIDGE, UK – Aug. 29, 2006 – Hangzhou Silan Microelectronics Co., Ltd [“Silan”], one of China’s top five IC design companies and a member of the ARM® Connected Community, and ARM [(LSE: ARM); (Nasdaq: ARMHY)], today announced that Silan has licensed the ARM926EJ-STM processor through the ARM Foundry Program. The high-performance, low-power ARM926EJ-S processor will enable Silan to develop advanced SoC designs for high-end consumer electronics, such as portable entertainment devices. The first ARM Powered® product by Silan is expected to be available in Q1 2007.

As demand for more advanced consumer electronics devices increases in China, local IC design companies are expanding their SoC design capabilities and offering more advanced ICs to stay ahead of the market. The ARM926EJ-S processor offers flexible functionality, high performance, low-power consumption and low cost, enabling IC designers to pursue new opportunities in emerging markets.

“To build on our success in IC design, we need to provide our customers with SoC solutions that they can further customize and enhance to deliver highly differentiated products across a wide range of market segments,” said Mr Weiquan Song, director of IC Design Institute, Silan. “The ARM926EJ-S processor is widely supported and adopted by the embedded industry and is an ideal choice for our advanced SoC solutions. Additionally, the availability of the ARM926EJ-S processor via the ARM Foundry Program helps us shorten the design cycle and time to market, making our proposition even more competitive.”

“The increasing complexity of SoC hardware is making it more challenging than ever to develop and implement sophisticated embedded software applications. To address this issue, IC design engineers need to select an architecture with comprehensive industry-wide support,” said Dr. Jun Tan, president, ARM China. “By offering industry-leading products and technologies, combined with the comprehensive support available from the ARM Connected Community, ARM is able to offer Partners such as Silan the ability to deliver SoC solutions that deliver immediate value to their customers.”

ARM is now the most widely chosen architecture in the embedded system world, offering comprehensive support through the ARM Connected Community, which enables designers to easily access all of the resources they need for ARM Powered system design. The ARM926EJ-S processor, which features a 16-bit fixed point DSP instruction set and supports ARM Jazelle® Java acceleration technology, provides engineers with significant savings by reducing chip area, design complexity and power consumption, and accelerating time-to-market.

About Silan Microelectronics
Hangzhou Silan Microelectronics Co., Ltd., a company incorporated in Hangzhou, China (“Silan”), is an integrated circuit design company focused on integrated circuits used in audio/video equipment and other consumer products. In March 2003, Silan had a successful IPO on the Shanghai Stock Exchange (SSE) as the first IC design company listed on the SSE (stock code 600460).

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, 3D processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at www.arm.com.

About the ARM Connected Community
The ARM Connected Community is a global network of companies aligned to provide a complete solution, from design to manufacture and end use, for products based on the ARM architecture. ARM offers a variety of resources to Community members, including promotional programs and peer-networking opportunities that enable a variety of ARM Partners to come together to provide end-to-end customer solutions. For more information, please visit http://www.arm.com/community.

ENDS

ARM, ARM Powered and Jazelle are registered trademarks of ARM Limited. ARM926EJ-S is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.

Contact Details:
ARM PRESS OFFICE: +44 208 846 0797		Claudia Natalia
Niall O’Malley	Michelle Spencer	ARM
Text 100	ARM	+1 408 548 3172
+44 208 846 0740	+44 1628 427780	Claudia.natalia@arm.com
londonarm@text100.co.uk	michelle.spencer@arm.com